BlackBox Semiconductor, Inc.

1462 Erie Blvd.

Schenectady, NY 12305

Phone: (518)935-2830

September 16, 2011

Via Email and EDGAR

William H. Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

BlackBox Semiconductor, Inc.

Current Report on Form 8-K

Filed August 18, 2011

File No. 0-52982

Dear Mr. Thompson:

Reference is hereby made to the correspondence of the Securities and Exchange Commission accounting staff (the “Staff” or “SEC” or “your”) to BlackBox Semiconductor, Inc., a Nevada corporation (the “Company”), dated as of August 24, 2011 (the “Comment Letter”) relating to the Company’s Current Report on Form 8-K, Date of Event June 3, 2011, as filed August 18, 2011 (the “Original Current Report”).  In response to your Comment Letter, we respectfully provide you with the following responses, each in number order, to the corresponding Item in your Comment Letter.  In addition, we have reflected the new expanded information, as requested, in our Amendment No. 1 to the Current Report on Form 8-K filed just prior to your receipt of this letter  (the “Amended Current Report”).

Staff Comment

Item 4.01

1. Please tell us why the date of Peterson Sullivan LLP’s audit report as disclosed in the fifth paragraph is subsequent to the dismissal date of June 3, 2011.

Company Response

Please note that this was a typographical error.  Peterson Sullivan LLP remained an auditor for this particular business through June 6, 2011, which was the date that the audit letter was finalized. Item 4.01 of the Amended Current Report has been corrected to indicate that the date of dismissal was June 6, 2011.

Staff Comment

Exhibit 99

2. It appears that pursuant to Item 8.04(b) of Regulation S-X you must update your filing to include interim financial statements of the acquired entity, BlackBox Semiconductor, Inc. (Delaware), for the period ended March 31, 2011. Please revise.

Company Response

The Amended Current Report has been amended to include interim unaudited financial statements of the acquired entity, BlackBox Semiconductor, Inc., for the period ended March 31, 2011.

Staff Comment

3. We note that you have not included financial statements for the acquirer, BlackBox

Semiconductor, Inc. (Nevada), nor have you identified the filing(s) in which that disclosure is included pursuant to the guidance contained in Item 9.01(c) of Form 8-K. Please revise.

Company Response

We have amended Item 9.01in the Amended Current Report, so as to indicate that, we have incorporated by reference the financial statements contained in the respective reports of the Company.

 The Company further acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or desire any additional information, please feel free to contact the undersigned at any time.

BlackBox Semiconductor, Inc.

/s/ David Duncan

David Duncan, CEO

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